EXHIBIT 21.1

Subsidiaries of Valassis Communications, Inc.

Subsidiary Legal Name	Name Under Which Business is Conducted	State or Country of Incorporation
Valassis Manufacturing Company	Valassis Manufacturing Company	Delaware
Valassis Sales and Marketing Services, Inc.	Valassis Sales and Marketing	Delaware
NCH Marketing Services, Inc.	NCH	Delaware
Promotion Watch, Inc.	Promotion Watch	Delaware
Valassis Relationship Marketing Systems, LLC	VRMS	Delaware
Valassis Data Management, Inc.	Valassis 1 to 1 Solutions	Delaware
Valassis of Canada Co.	Valassis of Canada	Canada
VCI Fulfillment Group	VCI Fulfillment	Mexico
ADVO, Inc.	ADVO	Delaware
Valassis Direct Mail, Inc.	Valassis Direct Mail	Delaware

This list excludes thirty-three subsidiary companies of which eighteen are domestic and fifteen are foreign.